Exhibit 99.2

FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving an issuance or potential issuance of a listed security)1

Name of Listed Issuer: Curaleaf Holdings, Inc . (the “Issuer”).

Trading Symbol:	CURA

Issued and Outstanding Securities of the Issuer Prior to Transaction: 613,871,768 Subordinate Voting Shares and 93,970,705 Multiple Voting Shares.

Date of News Release Fully Disclosing the Transaction: December 13, 2021

1.	Transaction

1.	Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On December 13, 2021, the Issuer announced that it had received commitments for a private placement of 8.0% Senior Secured Notes due 2026 (the “Notes”) for aggregate gross proceeds of US$425 million (the “Offering”).

The Notes, which will be issued at 100% of face value, will be senior secured obligations of the Issuer and will bear interest at a rate of 8.0% per annum, payable semi-annually in equal instalments until the maturity date, unless earlier redeemed or repurchased. The Notes will be governed by a trust indenture to be entered into on closing of the Offering (the “Indenture”). The Indenture enables the Issuer to issue additional notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with the other terms and conditions of the Indenture. In addition, the Indenture permits up to an additional US$200 million of senior bank financing. Curaleaf intends to use the net proceeds from the Offering to refinance existing indebtedness, for working capital, and to pay transaction fees and expenses. The Notes will mature on December 15, 2026. The Offering is expected to close on December 15, 2021, subject to customary closing conditions.

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

Seaport Global Securities LLC and Canaccord Genuity Corp. (the "Agents") acted as placement agents for the Notes in the United States and Canada, respectively.

The Notes are being offered on a private placement basis in certain provinces and territories of Canada pursuant to applicable exemptions from the prospectus requirements of Canadian securities laws. The Notes may also be sold in the United States to or for the account or benefit of "U.S. persons" (as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), on a private placement basis to "qualified institutional buyers" and "accredited investors" pursuant to an exemption from the registration requirements of the U.S. Securities Act, and in such jurisdictions outside of Canada and the United States as may be agreed upon by the Agents and the Issuer, in each case in accordance with applicable laws. The Notes to be issued will be subject to a customary four-month hold period under Canadian securities laws.

2.	Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: The gross proceeds of the Offering to the Issuer are expected to be US$425 million (equivalent to approximately CAD$543.6 million at an exchange rate of CAD$1.2791 for US$1.00).

(b)	Cash: Refer to (a) above .

(c)	Other: Not applicable .

(d)	Work commitments: Not applicable .

3.	State how the purchase or sale price and the terms of any agreement were determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

The terms of the Offering were determined through arm’s-length negotiations between the Issuer and the Agents.

4.	Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer: Not applicable .

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

5.	If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Not applicable .

6.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): The Agents are entitled to an Agents’ fee of 1.2% of the gross proceeds of the Offering (other than in relation to the sale of any Notes to certain purchasers arranged by the Issuer), representing an aggregate amount of US$3.96 million .

(b)	Cash: Refer to (a) above .

(c)	Other: Not applicable .

7.	State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

No Agent is related to the Issuer      .

8.	If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. Not applicable .

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

2.	Development

Provide details of the development. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

Not applicable    .

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

3.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5.	All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated December 14, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015